UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              Image Software, Inc.
                                (Name of Issuer)

                         Common Stock, $.004 par value)
                         (Title of Class of Securities)

                                   45244 M 102
                                 (CUSIP Number)

                                S. Lee Terry, Jr.
                              Gorsuch Kirgis L.L.C.
                          1401 17th Street, Suite 1100
                             Denver, Colorado 80202
                                 (303) 299-8913
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 1996
             (Date of Event which Requires Filing of this Statement)


CUSIP No. 45244 M 102

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Spencer D. Lehman

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF, SC

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     U.S.

Number of Shares         7)  Sole Voting Power       152,569
Beneficially Owned       8)  Shared Voting Power           0
By Each Reporting        9)  Sole Dispositive Power  152,569
Person With             10)  Shares Dispositive
                              Power                        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     152,569

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     7.2%

14)  Type of Reporting Person

     IN

                                  SCHEDULE 13D
                                SPENCER D. LEHMAN


Item 1    Security and Issuer

          $.004 par value Common Stock ("the Shares") of Image Software, Inc. (the "Company"), 6486 S. Quebec, Englewood, Colorado 80111

Item 2    Identity and Background

          (a)  Name:          Spencer D. Lehman

          (b)  Business       1250 Fourth Street
               Address:       Santa Monica, California 90401

          (c)  Principal
               Occupation:    Registered Representative
                              Drake Capital
                              1250 Fourth Street
                              Santa Monica, California 90401

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

          On May 31, 1996, the Board of Directors of the Company accepted an offer from Mr. Lehman to purchase 75,000 Shares at $1.00 per Share. The 75,000 Shares were acquired with personal funds in the amount of $300 and a promissory note to the Company for the balance of $74,700 due and payable on May 31, 1997.

Item 4.   Purpose of Transaction

          The Shares were acquired for investment purposes.

          (a) Mr. Lehman has two convertible promissory notes issued by the Company which are convertible into 60,000 Shares (33,334 at $1.50 per share and 26,666 at $.9375 per share).
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a) 152,569 Shares of Common Stock (7.2%) beneficially owned, which includes two convertible promissory notes convertible into 60,000 Shares.

          (b) Number of Shares as to which there is sole power to vote - 152,569; shared power to direct the vote - 0; sole power to direct the disposition - 152,569; shared power to direct the disposition - 0.

          (c)  See Item 3.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          See Item 3.

Item 7.   Material to be filed as Exhibits

          Promissory Note.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  6-10-96                      /s/ Spencer D. Lehman
                                    Spencer D. Lehman

                                    EXHIBIT A


                                 PROMISSORY NOTE

$74,700.00                                                          May 31, 1996



          FOR VALUE RECEIVED, the undersigned, Spencer D. Lehman (referred to herein as "Maker"), hereby promises to pay to the order of Image Software, Inc., its successors and assigns ("Payee") at 6486 S. Quebec Street, Englewood, Colorado 80111 or at such other place as the holder hereof may from time to time designate in writing, the principal sum of Seventy-Four Thousand Seven Hundred Dollars and No Hundredths ($74,700.00), with interest on the unpaid principal balance from May 31, 1996, until paid, at the rate of Eight and One Quarter percent (8.25%) per annum. Unless earlier paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on August 18, 1997.

          Maker shall have the right to prepay the principal amount and any accrued interest in part or in full, without penalty, of this Promissory Note at any time or times. Payments received for application to this Promissory Note shall be applied first to the payment of accrued interest and the balance applied in reduction of the principal amount hereof. Any partial prepayment shall not postpone the due date.

          The Maker of this Promissory Note has the right to extend the due date of this Promissory Note for one additional year from August 18, 1997 to August 18, 1998, if the 75,000 shares of the Payee's Common Stock purchased by Maker of even date herewith are not available for resale by Maker under Rule 144 of the Securities Act of 1933 and have not been registered under that Act on or before May 31, 1997. If such resale is available under Rule 144 or the shares have been registered on or before August 18, 1997, then Maker has no right to extend the due date beyond August 18, 1997.

          In the event the interest provisions hereof or any exactions provided for herein shall result, because of the reduction of principal, or for any reason at any time during the life of this loan, in an effective rate of interest which, for any month, transcends the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice between or by any party hereto, be applied to reduction of the outstanding principal balance upon receipt of such moneys by the Payee hereof, with the same force and effect as though the payment had specifically designated such extra sums to be so applied to principal.

          This Promissory Note is delivered as a part of a business transaction and not in connection with a consumer purchase.

          The Maker and all endorsers, guarantors and all persons liable or to become liable on this Promissory Note waive presentment, protest and demand, notice of protest, demand and dishonor and nonpayment of this Promissory Note, and agree that at any time and from time to time without notice, the terms of the payment herein may be modified, changed or exchanged by agreement between the holder hereof and Maker or any successors in title to Maker without in any wise effecting the liability of any party to this instrument or any person liable or to become liable with respect to any indebtedness evidenced hereby. No delay or omission on the part of the holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Promissory Note. A waiver on one occasion shall not be construed as a bar to or waiver of any such right and/or remedy on any future occasion.

          The validity and construction of this Promissory Note and all matters pertaining hereto are to be determined in accordance with the laws of the State of Colorado. Maker and all endorsers, guarantors and other persons liable or to become liable hereunder agree that in the event of default, this Promissory Note may be enforced in any court of competent jurisdiction in the State of Colorado, and all such persons do hereby submit to the jurisdiction of such court regardless of their residence or where this Promissory Note or any endorsement or guarantee hereof may be executed.

          IN WITNESS WHEREOF, Maker has executed this Promissory Note effective as of the date first hereinabove set forth.



                                   /s/ Spencer D. Lehman
                                   Spencer D. Lehman

                                   c/o Drake Capital
                                   1250 Fourth Street
                                   Santa Monica, California 90401
                                   Address